                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                SCHEDULE 13G/A

                               (Amendment No. 1)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     COMMODORE APPLIED TECHNOLOGIES, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.001 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                  202630 10 9
------------------------------------------------------------------------------
                                (CUSIP Number)

CUSIP No. 202630 10 9                                          Page 2 of 8 Pages
          -----------

(1)      Names of Reporting Persons       Bentley J. Blum
                                          --------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons        ###-##-####
                                                              ------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) (b)

(3)      SEC Use Only
                      ---------------------------------------------------------

(4)      Citizenship or Place of Organization             U.S.A.
                                              ---------------------------------

                  Number of                (5)       Sole Voting Power                                   -0-
                Shares Bene-                                                               ----------------------------
                  ficially                 (6)       Shared Voting Power                         12,705,040(1) (2)
                  Owned by                                                                 ----------------------------
                Each Report-               (7)       Sole Dispositive Power                              -0-
                 ing Person                                                                ----------------------------
                    With                   (8)       Shared Dispositive Power                    12,705,040(1) (2)
                                                                                           ----------------------------

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                                   12,705,040(1)
                  -------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
               |X|
           --------------

(11)       Percent of Class Represented by Amount in Row (9)        55.8%(3)
                                                             ------------------

(12)       Type of Reporting Person (See Instructions)            IN
                                                       ------------------------

-----------------------

(1) Represents 12,705,040 shares of Common Stock of the Issuer owned by Commodore Environmental Services, Inc. ("Commodore") as of December 31, 1997, based upon Mr. Blum's beneficial ownership of 28,224,050 shares and his spouse's ownership of 2,000,000 shares of common stock of Commodore (the "Commodore Common Stock"), representing together 51.0% of the outstanding shares of Commodore Common Stock as of such date. Does not include 450,400 shares of Commodore Common Stock owned by Mr. Blum's mother and 385,000 shares of Commodore Common Stock owned by Mr. Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Commodore Common Stock owned by his spouse, mother and father.

(2) The Board of Directors of Commodore has the power to direct the vote or to direct the disposition of 12,705,040 shares of Common Stock of Issuer owned by Commodore as of December 31, 1997. The Board of Directors of Commodore is currently comprised of six members. Mr. Blum currently serves as a Director of Commodore and the Issuer.

(3) Calculated on the basis of 22,766,334 shares of Common Stock of Issuer outstanding on December 31, 1997.

CUSIP No. 202630 10 9                                          Page 3 of 8 Pages
          -----------


(1)        Names of Reporting Persons   Commodore Environmental Services, Inc.
                                     ------------------------------------------

            S.S. or I.R.S. Identification Nos. of Above Persons    87-027-5043
                                                                ---------------

(2)         Check the Appropriate Box if a Member of a Group (See
            Instructions) (a) (b)

(3)     SEC Use Only
                     ----------------------------------------------------------

(4)     Citizenship or Place of Organization             Delaware

                   Number of                (5)       Sole Voting Power                                  -0-
                 Shares Bene-                                                             ----------------------------
                   ficially                 (6)       Shared Voting Power                        12,705,040
                   Owned by                                                               ----------------------------
                 Each Report-               (7)       Sole Dispositive Power                             -0-
                  ing Person                                                              ----------------------------
                     With                   (8)       Shared Dispositive Power                   12,705,040
                                                                                          ----------------------------

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                        12,705,040
                  -------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)       Percent of Class Represented by Amount in Row (9)        55.8%(1)
                                                             ------------------

(12)       Type of Reporting Person (See Instructions)                CO
                                                       ------------------------

-----------------------

(1) Calculated on the basis of 22,766,334 shares of Common Stock of the Issuer outstanding on December 31, 1997.

CUSIP No. 202630 10 9                                          Page 4 of 8 Pages
          -----------


Item 1(a). Name of Issuer:

                     COMMODORE APPLIED TECHNOLOGIES, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

                     150 East 58th Street, Suite 3400
                     New York, New York  10155

Item 2(a). Name of Persons Filing:

                     (i)   Bentley J. Blum
                     (ii)  Commodore Environmental Services, Inc.

Item 2(b). Address of Principal Business Office:

                     (i) Bentley J. Blum:

                     150 East 58th Street, Suite 3400
                     New York, New York  10155

                     (ii) Commodore Environmental Services, Inc.:

                     150 East 58th Street, Suite 3400
                     New York, New York  10155

Item 2(c).            Citizenship:

                     (i) Bentley J. Blum: U.S.A.

                     (ii) Commodore Environmental Services, Inc.: Delaware

Item 2(d).            Title of Class of Securities:

                     Common Stock, par value $.001 per share

Item 2(e).            CUSIP Number:

                     202630 10 9

CUSIP No. 202630 10 9                                          Page 5 of 8 Pages
          -----------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

           Not applicable.

Item       4. Ownership.

           I.         Bentley J. Blum:

                      (a)      Amount Beneficially Owned: 12,705,040 shares(1)
                                                          ----------
                      (b)      Percentage of Class: 55.8%(3)

                      (c)      Number of shares as to which such person has:

                      (i)      sole power to vote or to
                                 direct the vote                        -0-
                                                                 ---------------
                      (ii)     shared power to vote or to
                                 direct the vote                12,705,040(1)(2)
                                                                 ---------------
                      (iii)    sole power to dispose or to
                                 direct the disposition of              -0-
                                                                 ---------------
                      (iv)     shared power to dispose or to
                                 direct the disposition of      12,705,040(1)(2)
                                                                 ---------------

II.                   Commodore Environmental Services, Inc.:

                      (a)      Aggregate Number: 12,705,040 shares

                      (b)      Percentage of Class: 55.8%(3)

                      (c)      Number of shares as to which such person has:

                      (i)      sole power to vote or to
                                 direct the vote                         -0-
                                                                 ---------------
                      (ii)     shared power to vote or to
                                 direct the vote                 12,705,040
                                                                 ---------------
                      (iii)    sole power to dispose or to
                                 direct the disposition of               -0-
                                                                 ---------------
                      (iv)     shared power to dispose or to
                                 direct the disposition of       12,705,040
                                                                 ---------------



                                               (footnotes appear on next page)

CUSIP No. 202630 10 9                                          Page 6 of 8 Pages
          -----------

(1) Represents 12,705,040 shares of Common Stock of the Issuer owned by Commodore as of December 31, 1997, based upon Mr. Blum's beneficial ownership of 28,224,050 shares and his spouse's ownership of 2,000,000 shares of Commodore Common Stock, representing together 51.0% of the outstanding shares of Commodore Common Stock as of such date. Does not include 450,400 shares of Commodore Common Stock owned by Mr. Blum's mother and 385,000 shares of Commodore Common Stock owned by Mr. Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Commodore Common Stock owned by his spouse, mother and father.


(2) The Board of Directors of Commodore has the power to direct the vote or to direct the disposition of 12,705,040 shares of Common Stock of Issuer owned by Commodore as of December 31, 1997. The Board of Directors of Commodore is currently comprised of six members. Mr. Blum currently serves as Chairman of the Board of Directors of Commodore and the Issuer.


(3) Calculated on the basis of 22,766,334 shares of Common Stock of Issuer outstanding on December 31, 1997.

CUSIP No. 202630 10 9                                          Page 7 of 8 Pages
          -----------


Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 1998
                                        /s/   Bentley J. Blum
                                   --------------------------------------------
                                              BENTLEY J. BLUM


                                   COMMODORE ENVIRONMENTAL SERVICES, INC.


January 29, 1998                   By: /s/   Michael D. Fullwood
                                      -----------------------------------------
                                      Michael D. Fullwood, Senior Vice President
                                      Chief Financial and Administrative Officer
                                      Secretary and General Counsel